Mail Stop 4561

November 4, 2009

Troy A. Lyndon, CEO
Left Behind Games Inc.
25060 Hancock Ave., Ste. 103, Box 110
Murrieta, CA 92562

>   **Re: Left Behind Games Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 30, 2009**
>   **File No. 000-50603**

Dear Mr. Lyndon:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please advise us of the basis for your belief that Schedule 14C is the appropriate schedule to be filed. In your response letter, please tell us: (i) the identity of the shareholders who consented to the corporate actions, (ii) each shareholder's relationship with the Company, (iii) the number of shares held by each consenting shareholder, and (iv) the percentage of voting stock held by the shareholders that approved the corporate actions. In addition, please tell us the sequence of events through which you obtained the requisite majority consents.

Purpose and Effect to Increase the Authorized Common Stock From 1.2 Billion to 3 Billion, page 14

2.   Please refer to SEC Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or

otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       Please direct any questions or concerns to Evan S. Jacobson, at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (732) 530-9008</u>
        Virginia K. Sourlis, Esq.
        The Sourlis Law Firm